03013057

UNITED STATES
ITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-53248

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 06 2003 WASH. D.C. 155

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Revolution Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

283 Dartmouth Street
(No. and Street)

Boston (City) MA (State) 02116 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Thomas Reardon (617) 375-4204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Rogers, Suleski & Associates, LLC
(Name – *if individual, state last, first, middle name*)

400 Hunnewell Street, Needham Heights, MA 02494
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 24 2003
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 21 2003

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Peter Falvey, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Revolution Partners, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Partner
Title

03/04/03
Notary Public

DERMOT McGOWAN, Notary Public
STATE OF MASSACHUSETTS
My Commission Expires Jan. 30, 2009

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Revolution Partners, LLC

Reconciliation of Net Capital Computation for 12/31/02

Net Capital Computation as of 12/31/02

Total Assets	$	352,484.01
Total Liabilities		54,780.14
Net Worth	$	297,703.87
Non-Allowable Assets		193,809.29
Tentative Net Capital	$	103,894.58
Haircuts		-
Net Capital	$	103,894.58

Adjustments

Total Assets		
Add:		
Add computer equipment as fixed assets	$	2,308.95
	$	2,308.95
Less:		
Adjustment for depreciation	$	11,749.36
Fogiveness of Employee Loan		15,000.00
Adjustment for loss of computer equipment		10,250.22
	$	36,999.58
Adjustment to Total Assets	**$**	**(34,690.63)**
Total Liabilities		
Add:		
Accrued payroll & bonuses earned in 12/01	$	25,240.74
	$	25,240.74
Less:		
Adjustment for bad debt		15,000.00
	$	15,000.00
Adjustment to Total Liabilities	**$**	**10,240.74**

Net Capital Computation as of 12/31/02 (Revised for Audit)

Total Assets	$	317,793.38
Total Liabilities		65,020.88
Net Worth	$	252,772.50
Non-Allowable Assets		159,118.00
Tentative Net Capital	$	93,654.50
Haircuts		-
Net Capital	$	93,654.50

REVOLUTION PARTNERS, LLC

Financial Statements

For the Year Ended December 31, 2002 and the Period January 19, 2001 (date of inception) to December 31, 2001

REVOLUTION PARTNERS, LLC

Financial Statements

For the Year Ended December 31, 2002 and the Period January 19, 2001 (date of inception) to December 31, 2001

Contents | ***Page(s)***

Rogers,
Suleski
& Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

INDEPENDENT AUDITORS' REPORT

To the Members of
Revolution Partners, LLC
Boston, MA

We have audited the accompanying balance sheet of Revolution Partners, LLC as at December 31, 2002 and 2001, and the related statements of income, members' equity, and cash flows for the year ended December 31, 2002 and the period January 19, 2001 (date of inception) to December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Revolution Partners, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows the year ended December 31, 2002 and for the period January 19, 2001 (date of inception) to December 31, 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the income statement schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements. The computation of net capital is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. The income statement schedules and the computation of net capital have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Rogers, Suleski & Associates, LLC

Needham Heights, Massachusetts
January 21, 2003

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

REVOLUTION PARTNERS, LLC
Balance Sheet
As at December 31, 2002 and 2001

	2002	2001
ASSETS		
Current assets:		
Cash	$ 158,675	$ 587,097
Accounts receivable	108,988	14,000
Note receivable, employee	-	15,000
Other current assets	-	18,664
Total current assets	267,663	634,761
Property and equipment, net	26,330	38,623
Other assets:		
Security deposits	23,800	23,800
Total Assets	$ 317,793	$ 697,184
LIABILITIES AND MEMBERS' EQUITY		
Current liabilities:		
Note payable	$ 1,782	$ -
Line of credit	2,705	-
Accounts payable and accrued expenses	60,534	82,851
Total current liabilities	65,021	82,851
Equity:		
Members' equity	252,772	614,333
Total Liabilities and Members' Equity	$ 317,793	$ 697,184

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Income
For the Year Ended December 31, 2002
and the Period January 19, 2001
(date of inception) to December 31, 2001

	2002	2001
Revenue	$1,509,022	$1,395,448
Operating expenses	1,219,138	615,331
Income from operations	289,884	780,117
Other income	1,055	12,116
Net income	$ 290,939	$ 792,233

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Members' Equity
For the Year Ended December 31, 2002
and the Period January 19, 2001
(date of inception) to December 31, 2001

Balance at January 19, 2001 (date of inception)	$ -
Members' contributions	20,100
Members' distributions	(198,000)
Net income	792,233
Balance at December 31, 2001	614,333
Members' contributions	195,000
Members' distributions	(847,500)
Net income	290,939
Balance at December 31, 2002	$ 252,772

See Accompanying Notes to Financial Statements

REVOLUTION PARTNERS, LLC
Statement of Cash Flows
For the Year Ended December 31, 2002
and the Period January 19, 2001
(date of inception) to December 31, 2001

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 290,939	$ 792,233
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	14,601	5,771
Decrease (increase) in operating assets:		
Accounts receivable	(94,988)	(14,000)
Other current assets	33,664	(33,664)
Increase (decrease) in operating liabilities:		
Accounts payable and accrued expenses	(22,317)	82,851
Net Cash Provided by Operating Activities	221,899	833,191
CASH FLOWS FROM INVESTING ACTIVITIES		
Deposit payments made	-	(23,800)
Purchases of property and equipment	(9,707)	(44,394)
Proceeds received from insurance settlement	7,399	-
Net Cash Used in Investing Activities	(2,308)	(68,194)
CASH FLOWS FROM FINANCING ACTIVITIES		
Borrowings on note payable, net	1,782	-
Borrowings on line of credit, net	2,705	-
Members' contributions	195,000	20,100
Distributions to members	(847,500)	(198,000)
Net Cash Used in Financing Activities	(648,013)	(177,900)
Net Increase (Decrease) in Cash	(428,422)	587,097
Cash at Beginning of Period	587,097	-
Cash at End of Period	$ 158,675	$ 587,097

See Accompanying Notes to Financial Statements

1. Nature of Business

Revolution Partners, LLC (the "Company") is a technology investment banking boutique specializing in mergers and acquisitions and private capital fundraising.

2. Summary of Significant Accounting Policies

Accounting Method
The financial statements are prepared on the accrual method of accounting in accordance with generally accepted accounting principles.

Accounts Receivable
Accounts are charged to bad debt expense as they are deemed uncollectible based on a periodic review of the accounts. At December 31, 2002 and 2001, management considered all accounts receivable to be collectible.

Property and Equipment
Property and equipment is stated at cost, net of accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets. When assets are retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any remaining gain or loss is reflected as income or expense. The cost of maintenance and repairs is charged to expense when incurred.

Income Taxes
The Company has elected to be taxed as a partnership under the Internal Revenue Code and a state statute. In lieu of the Company paying income taxes, the members of the Company are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for Federal or state income taxes is included in these financial statements.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. *Summary of Significant Accounting Policies (continued)*

Reclassifications
Certain prior period amounts have been reclassified to conform with current year presentation.

3. *Property and Equipment*

Property and equipment consists of the following as of December 31:

	Estimated Useful Lives	2002	2001
Furniture and fixtures	7 years	$ 11,250	$ 11,250
Computer equipment	5 years	32,601	33,144
		43,851	44,394
Less accumulated depreciation		(17,521)	(5,771)
		$ 26,330	$ 38,623

Depreciation expense totaled $14,601 and $5,771 for the year ended December 31, 2002 and the period January 19, 2001 (date of inception) to December 31, 2001, respectively.

4. *Note Receivable, Employee*

Note receivable, employee consists of monies advanced to an employee per an employment contract. The note is unsecured and accrues interest at 4%, with principal payments as determined by the Company. The full amount of the note was forgiven and written off as bad debt expense during the year ended December 31, 2002. As of December 31, 2002 there was no balance due the Company.

5. *Note Payable*

Also during 2002, the Company entered into a loan agreement with Dell. The note is secured by computer equipment, with an interest rate of 22.99%. The Company plans on paying the note balance off within the next twelve months, thus the loan is classified as a current liability. The amount outstanding as of December 31, 2002 was $1,782.

During 2002, the Company entered into an unsecured borrowing agreement with Dell for a line-of-credit facility. The line provides for a maximum borrowing limit of $5,000 and provides for interest at 22.99%. The amount outstanding as of December 31, 2002 was $2,705.

6. *Leases*

The Company leases its facilities and certain equipment under operating lease agreements expiring at various dates through 2004. At December 31, 2002, the Company's annual future minimum payments required under these leases are as follows:

2003	$ 159,520
2004	40,660
Total	$ 200,180

Rental expense under all operating leases was approximately $154,985 and $101,193 for the year ended December 31, 2002 and the period January 19, 2001 (date of inception) to December 31, 2001, respectively.

7. *Concentrations*

The Company maintains substantially all of its cash at financial institutions in bank accounts that at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts nor does it believe that the cash is exposed to any significant risk.

REVOLUTION PARTNERS, LLC
Income Statement Schedules
For the Year Ended December 31, 2002
and the Period January 19, 2001
(date of inception) to December 31, 2001

	2002	2001
Revenue:		
Advisory fees	$1,472,967	$1,381,529
Reimbursed expenses	36,055	13,919
Total Revenue	$1,509,022	$1,395,448
Operating Expenses:		
Bad debt expense	$ 131,726	$ 29,330
Bank service charges	2,076	1,924
Business development	30,396	19,561
Consulting expense	5,395	10,905
Depreciation	14,601	5,771
Donations	-	600
Dues and subscriptions	26,035	1,330
Education and training	1,100	2,052
Equipment rental	6,979	6,277
Insurance	37,238	13,305
Licenses and permits	325	4,826
Maintenance	9,634	4,120
Marketing	48,573	-
Meals and entertainment	8,917	10,186
Office supplies and expense	7,587	16,722
Postage and delivery	2,413	780
Printing and reproduction	7,144	2,027
Professional services	34,292	35,697
Recruiting	-	10,244
Rent	151,748	94,916
Salaries and wages	566,272	244,250
Taxes, payroll	36,990	20,984
Telephone	47,409	40,333
Travel	33,373	33,623
Utilities	8,915	5,568
Total Operating Expenses	$1,219,138	$ 615,331
Other Income (Expense):		
Dividend income	$ 1,949	$ 11,983
Interest income	2	133
Interest expense	(896)	-
Total Other Income	$ 1,055	$ 12,116

See Independent Auditors' Report

REVOLUTION PARTNERS, LLC
Computation of Net Capital
As at December 31, 2002 and 2001

	2002	2001
Total assets	$ 317,793	$ 697,184
Total liabilities	65,021	82,851
Net worth	252,772	614,333
Non-allowable assets	159,118	110,087
Tentative net capital	93,654	504,246
Minimum net capital	5,000	5,000
Excess net capital	$ 88,654	$ 499,246

See Independent Auditors' Report

Rogers,
Suleski
& Associates, LLC
CERTIFIED PUBLIC ACCOUNTANTS

Randolph E. Rogers, CPA
Edward J. Suleski, Jr., CPA

REPORT ON INTERNAL CONTROL

To the Members of
Revolution Partners, LLC
Boston, MA

In planning and performing our audits of the financial statements and supplemental schedules of Revolution Partners, LLC for the year ended December 31, 2002 and the period January 19, 2001 (date of inception) to December 31, 2001, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

400 Hunnewell Street, Needham Heights, MA 02494-1300, Tel: 781-444-5500, Fax: 781-444-9475, Email: rsa@rogers-suleski.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Rogers, Gillesli & Associates, LLC

Needham Heights, Massachusetts
January 21, 2003